Condensed Consolidated Interim
Financial Statements

For the Three Months Ended March 31, 2026 and 2025

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Financial Position
(Unaudited)

		March 31, 2026	December 31, 2025
(Expressed in thousands of United States dollars)

Assets	Notes
Current assets
Cash and cash equivalents		$543,491	$528,931
Amounts receivable		134,217	137,516
Inventories		381,298	333,715
Other current equity investments	16	8,566	11,967
Other current financial assets	16	2,454	2,566
Other current assets	5	62,484	55,382
		1,132,510	1,070,077

Property, plant and equipment	6	1,666,323	1,600,400
Deferred income tax assets	12	12,832	24,899
Non-current equity investments	16	136,463	105,870
Other non-current financial assets	16	75,221	113,555
Other non-current assets	7	51,867	43,849
		1,942,706	1,888,573
Total assets		$3,075,216	$2,958,650

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities		$369,463	$369,694
Income tax payable		51,685	28,879
Other current financial liabilities	16	23,578	16,346
Other current liabilities	5	26,065	31,984
		470,791	446,903

Provision for reclamation	8	293,704	294,452
Deferred income tax liabilities	12	27,600	37,899
Other non-current financial liabilities	16	122,555	82,093
Other non-current liabilities	7	63,390	37,541
		507,249	451,985
Shareholders' equity
Share capital	13	713,357	727,038
Contributed surplus		29,458	30,945
Accumulated other comprehensive loss		(66,091)	(49,363)
Retained earnings		1,420,452	1,351,142
		2,097,176	2,059,762
Total liabilities and shareholders' equity		$3,075,216	$2,958,650
Commitments and contingencies (note 15)
Subsequent events (note 13)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited)

		Three months ended March 31,
(Expressed in thousands of United States dollars)		2026	2025
(except per share amounts)	Notes

Revenue	9	$484,694	$299,499

Cost of sales
Production costs		254,182	198,878
Depreciation, depletion and amortization		32,901	24,084
Earnings from mine operations		197,611	76,537

Exploration and evaluation costs		12,696	7,175
Corporate administration costs		12,596	9,481
Share-based compensation expenses		11,664	826
Care and maintenance expenses		4,629	6,029
Reclamation (recovery) expense	8	(1,062)	4,805
Other operating expenses	10	48,308	5,321
Earnings from operations		108,780	42,900

Gain on sale of Greenstone Partnership	4	(16,114)	(6,630)
Other non-operating income	11	(12,440)	(9,618)
Finance costs		4,705	3,870
Earnings before income tax		132,629	55,278
Income tax expense	12	53,198	24,824
Net earnings		79,431	30,454

Other Comprehensive Loss

Items that may be subsequently reclassified to earnings:
Changes in fair value of hedge derivative instruments	16	(43,029)	(2,010)
Items that will not be subsequently reclassified to earnings:
Changes in fair value of equity investments	16	26,301	(670)
Other comprehensive loss	16	(16,728)	(2,680)
Total comprehensive income		$62,703	$27,774

Earnings per share:
Basic	13	$0.40	$0.15
Diluted	13	$0.39	$0.13

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)

		Three months ended March 31,
		2026	2025
(Expressed in thousands of United States dollars)

Operating activities	Notes
Net earnings		$79,431	$30,454

Adjustments:
Depreciation, depletion and amortization		34,103	24,868
Reclamation (recovery) expense	8	(1,062)	4,805
Share-based compensation, net of cash settlements		(5,240)	826
Finance costs		4,705	3,598
Income tax expense	12	53,198	24,824
Unrealized foreign exchange gain		(2,131)	(3,106)
Unrealized fair value loss on financial asset related to the Additional Royal Gold Agreement	16	38,500	1,400
Gain on sale of Greenstone Partnership	4	(16,114)	(6,630)
Other		1,362	1,492
Reclamation payments	8	(212)	(1,589)
Cash provided by operating activities prior to changes in working capital and income taxes paid		186,540	80,942
Income taxes paid		(24,624)	(1,449)
Other changes in working capital	14	(41,822)	(20,882)
Cash provided by operating activities		120,094	58,611

Investing activities
Property, plant and equipment additions		(71,084)	(48,567)
Proceeds from disposition of equity investments		6,001	—
Purchase of equity investments	16	(5,292)	—
Cash used in investing activities		(70,375)	(48,567)

Financing activities
Dividends paid	13	(10,121)	(10,266)
Payment of borrowing and financing costs		(510)	(4)
Repayment of lease obligations		(3,498)	(2,213)
Proceeds from common shares issued		1,436	859
Payment for common shares repurchased	13	(22,466)	(14,919)
Cash used in financing activities		(35,159)	(26,543)
Increase (decrease) in cash and cash equivalents during the period		14,560	(16,499)
Cash and cash equivalents at beginning of the period		528,931	624,673
Cash and cash equivalents at end of the period		$543,491	$608,174

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)

(Expressed in thousands of United States dollars, except share information)
	Number of Common Shares	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balance at January 1, 2026	199,806,355	$727,038	$30,945	$(49,363)	$1,351,142	$2,059,762
Net earnings	—	—	—	—	79,431	79,431
Other comprehensive loss (note 16)	—	—	—	(16,728)	—	(16,728)
Transactions with shareholders:
Repurchase of shares - Normal Course Issuer Bid (“NCIB”) (note 13)	(1,253,900)	(22,908)	—	—	—	(22,908)
Related to the effect of share repurchase liability (note 13)	—	6,917	—	—	—	6,917
Share-based compensation expense	—	—	(704)	—	—	(704)
Issued on exercise of stock options	188,637	1,479	(404)	—	—	1,075
Issued under the employee share purchase plan	31,300	452	—	—	—	452
Issued on redemption of restricted share units	243,849	379	(379)	—	—	—
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(10,121)	(10,121)
Balance at March 31, 2026	199,016,241	$713,357	$29,458	$(66,091)	$1,420,452	$2,097,176

Balance at January 1, 2025	210,031,280	$826,694	$32,147	$(11,195)	$808,270	$1,655,916
Net earnings	—	—	—	—	30,454	30,454
Other comprehensive loss (note 16)	—	—	—	(2,680)	—	(2,680)
Transaction with shareholders:
Repurchase of shares - NCIB (note 13)	(2,465,926)	(15,179)	—	—	—	(15,179)
Related to the effect of share repurchase liability (note 13)	—	778	—	—	—	778
Share-based compensation expense	—	—	479	—	—	479
Issued on exercise of stock options	126,797	855	(248)	—	—	607
Issued under the employee share purchase plan	53,319	309	—	—	—	309
Issued on redemption of restricted share units	198,658	573	(568)	—	—	5
Dividends declared and paid (C$0.07 per share)	—	—	—	—	(10,266)	(10,266)
Balance at March 31, 2025	207,944,128	$814,030	$31,810	$(13,875)	$828,458	$1,660,423
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

1. Nature of operations
Centerra Gold Inc. (“Centerra” or the “Company”) was incorporated under the Canada Business Corporations Act on November 7, 2002. Centerra’s common shares are listed on the Toronto Stock Exchange under the symbol “CG” and on the New York Stock Exchange under the symbol “CGAU”. The Company is domiciled in Canada and its registered office is located at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1. The Company is primarily focused on operating, developing, exploring and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. The Company also owns a vertically integrated US Molybdenum Business Unit (“US Moly”) and another molybdenum property in North America.
2. Basis of presentation
These unaudited condensed consolidated interim financial statements (“interim financial statements”) of the Company and its subsidiaries have been prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). These interim financial statements do not contain all of the annual disclosures required by IFRS, and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025.
These financial statements were authorized for issuance by the Board of Directors of the Company on April 29, 2026.
3. Summary of material accounting policies

These interim financial statements have been prepared using material accounting policies and critical accounting estimates and judgments consistent with those used in the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025.

New standards and amendments issued and applicable to the Company are described below:

IFRS 18, Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. The key new concepts introduced in IFRS 18 relate to:
–the structure of the statement of profit or loss;
–required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (that is, management-defined performance measures);
–enhanced principles on aggregation and disaggregation of totals and disclosures which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1, while many of the existing principles in IAS 1 are expected to be retained, with limited changes. IFRS 18 is not expected to impact the recognition or measurement of items in the financial statements; however, it may affect what an entity reports as its operating profit or loss.

The Company is actively evaluating the impact of IFRS 18 on its financial statements. The Company has identified certain management-defined performance measures and continues to assess their impact on the disclosures in the financial statements upon adoption. The Company is also evaluating the impact on

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

the statement of profit or loss and the statement of cash flows arising from additional subtotals required under the new presentation structure.

IFRS 18 will apply to reporting periods beginning on or after January 1, 2027, including comparative information. The Company does not intend to early adopt the standard prior to its effective date.

4. Sale of Greenstone Partnership
In 2021, the Company sold its interest in the Greenstone Partnership for consideration which included contingent payments dependent on the Greenstone Mine achieving certain cumulative production milestones. In 2024, Equinox Gold Inc. (“Equinox”), the operator of the Greenstone Mine, announced that the mine had achieved commercial production which removed significant uncertainty constraining the cumulative production milestones. As a result, the Company recognized a contract asset, representing the amount due from Equinox under these payments contingent on achieving these production milestones. Subsequent to the initial recognition, the most likely value of the contract asset is re-measured at each reporting date with changes in expected value recorded as a gain or loss on the sale of Greenstone Partnership.
The table below summarizes changes in the contract asset included in other current assets and other non-current assets in the Company’s consolidated statements of financial position. The determination of other current and other non-current assets was based on the expected timing of receipt of contingent payments due from Equinox.

Balance, January 1, 2025	$63,088
Remeasurement gain	50,545
Settlements during the period	(41,044)
Balance, December 31, 2025	$72,589
Remeasurement gain	16,114
Balance, March 31, 2026	$88,703
Current portion of amount due from Equinox (note 5)	$45,814
Non-current portion of amount due from Equinox (note 7)	$42,889

The most likely amount of the contract asset was determined using a discounted cash flow method. The key assumptions used in the measurement of the remaining contract asset are summarized in the table below:

	March 31, 2026	December 31, 2025
Gold price per oz	$4,138 - $4,240	$3,430 - $3,520
Timing of receipt of remaining contingent payments	2026 to 2027	2026 to 2027
Discount rate	5.56%	5.56%

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Key assumptions

The determination of the most likely amount of the contract asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date. The Company applied the variable consideration constraint in accordance with IFRS 15 Revenue recognition from contracts with customers through developing an established range of data points between the minimum and median of available future price estimates to reduce the likelihood of future reversal of the gain recognized on the sale of Greenstone Partnership.
•Expected timing of receipt of contingent payments were determined using the most recent production and public guidance disclosures for the Greenstone Mine and recently issued technical reports to estimate when the timing of the contingent payment thresholds would be met.
•Discount rate was based on a credit-risk adjusted rate representing the broader mining industry. This discount rate is not subject to change as the asset is re-measured on a periodic basis.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the contract asset while production levels were a key assumption in the timing of the receipt of the milestone payments.
5. Other current assets and liabilities

	March 31, 2026	December 31, 2025
Other current assets
Due from Equinox (1)	$45,814	$37,519
Prepaid insurance expenses	6,492	9,229
Deposits for consumable supplies	946	1,924
Prepaid assets	8,272	6,156
Other	960	554
Total other current assets	$62,484	$55,382
Other current liabilities
Current portion of lease obligations	$8,201	$7,924
Current portion of provision for reclamation (note 8)	593	—
Share repurchase liability (note 13)	14,816	21,733
Other	2,455	2,327
Total other current liabilities	$26,065	$31,984
(1)Relates to the current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership expected to be received in the next twelve months (note 4).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

6. Property, plant and equipment
The following is a summary of the carrying value of property, plant and equipment (“PP&E”):

	Buildings, Plant and Equipment	Mineral Properties(1)	Capitalized Stripping Costs	Construction in Progress	Total
Net book value
Balance January 1, 2025	$707,369	$254,701	$52,276	$87,190	$1,101,536
Balance January 1, 2026	$773,332	$535,604	$55,209	$236,255	$1,600,400
Balance March 31, 2026	$792,411	$540,316	$51,526	$282,070	$1,666,323
(1)Includes exploration and evaluation assets related to the Goldfield Project and Kemess Project.

During the three months ended March 31, 2026, $101.6 million of additions were capitalized to PP&E, including $(0.3) million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $27.5 million mostly related to the concentrate storage facility.

During the year ended December 31, 2025, $295.5 million of additions were capitalized to PP&E, including $19.0 million capitalized to the asset retirement obligation asset and lease arrangements with right-of-use asset additions of $6.3 million.

During the year ended December 31, 2025, an impairment reversal of $193.5 million was recognized on the Goldfield Project. An impairment reversal of $147.6 million ($144.8 million, net of tax) was recognized on the Kemess Project. These impairment reversals represent the full reversal of prior impairment allocated to long-lived assets, as adjusted for depreciation, depletion and amortization.
7. Other non-current assets and liabilities

	March 31, 2026	December 31, 2025
Other non-current assets
VAT and other tax receivables(1)	$6,622	$6,413
Non-current supplies inventory	346	346
Due from Equinox(2)	42,889	35,070
Other	2,010	2,020
Total other non-current assets	$51,867	$43,849

Other non-current liabilities
Non-current portion of lease obligations(4)	$35,533	$10,867
Non-current portion of deferred revenue(3)	24,530	24,362
Post-retirement benefits	2,390	2,312
Other	937	—
Total other non-current liabilities	$63,390	$37,541
(1)Includes amounts related to the Öksüt Mine.
(2)Relates to the non-current portion of amount due from Equinox related to the sale of its interest in the Greenstone Partnership (note 4).
(3)Relates to the Additional Royal Gold Agreement (note 16a).
(4)Relates to the additional leases at the Thompson Creek Mine and the Mount Milligan Mine.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

8. Reclamation
a.Reclamation provision
The following table reconciles the beginning and ending carrying amounts of the Company’s provision for reclamation.

	March 31, 2026	December 31, 2025
Balance, beginning of year	$294,452	$271,308
Changes in cost estimates	1,277	18,475
Changes in discount rate	(2,186)	(8,859)
Accretion	2,962	11,210
Liabilities settled	(212)	(5,319)
Foreign exchange revaluation	(1,996)	7,637
Balance, end of period	$294,297	$294,452

Current portion of reclamation provision	593	—
Non-current portion of reclamation provision	293,704	294,452
Total provision for reclamation	$294,297	$294,452

The range of the nominal risk-free interest rate used in discounting the reclamation provision are presented below:

	As at March 31, 2026			As at December 31, 2025
Range of nominal risk-free interest rate applied	3.59%	to	4.88%	3.56%	to	4.84%
b. Reclamation (recovery) expense
The (recovery) expense relating to the exploration and care and maintenance sites are attributable to the following factors:

	March 31, 2026	March 31, 2025
Changes in cost estimates	$(612)	$3,583
Changes in discount rate	(562)	1,173
Other	112	49
Total reclamation (recovery) expense	$(1,062)	$4,805

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

9. Revenue
Total revenue consists of the following:

	Three months ended March 31,
	2026	2025
Gold revenue	$301,431	$138,614
Copper revenue	69,994	41,020
Molybdenum revenue	98,364	91,651
Other by-product revenue(1)	15,525	5,175
Revenue from contracts with customers	$485,314	$276,460
Provisional and final pricing adjustment on concentrate sales(2)	3,562	23,967
Metal content adjustments on concentrate sales	(4,182)	(928)
Total revenue	$484,694	$299,499
(1)Includes silver, rhenium, toll and sulfuric acid sales.
(2)Includes mark-to-market adjustment related to 16.1 million pounds of copper, 27,240 ounces of gold, and 196,142 pounds of molybdenum (March 31, 2025 - 12.1 million pounds of copper, 36,943 ounces of gold, and 218,289 pounds of molybdenum) in the gold and copper concentrate and molybdenum product shipments subject to final pricing as at the period-end.

10. Other operating expenses

	Three months ended March 31,
	2026	2025
Selling and marketing(1)	$3,024	$2,802
Study costs	532	1,119
Unrealized loss on financial asset related to the Additional Royal Gold Agreement (note 16a)	38,500	1,400
Langeloth Facility standby costs(2)	6,088	—
Other, net	164	—
Other operating expenses	$48,308	$5,321
(1)Primarily includes freight charges associated with the Mount Milligan Mine and the Langeloth Facility.
(2)Includes costs incurred at the Langeloth Facility that could not be capitalized to production inventory during the period of suspension of operations, which happened in February and March 2026.
11. Other non-operating income

	Three months ended March 31,
	2026	2025
Interest income(1)	$(4,194)	$(5,371)
Foreign exchange gain (2)	(7,261)	(3,461)
Gain on equity investments (3)	(2,600)	(596)
Other expenses (income)	1,615	(190)
Other non-operating income	$(12,440)	$(9,618)
(1)Primarily includes interest on bank term deposits.
(2)Primarily includes foreign exchange impact of the Turkish lira on the Company’s income tax and royalties and impact of the Canadian dollar on the reclamation provision at the Endako Mine and Kemess project.
(3)Relates to short-term equity investments designated as fair value through profit and loss.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

12. Income Taxes

	Three months ended March 31,
	2026	2025
Current income tax expense	$50,030	$29,310
Deferred income tax expense	3,168	(4,486)
Total income tax expense	$53,198	$24,824
13. Shareholder's equity
a.Repurchases and cancellation of shares

Normal Course Issuer Bid (“NCIB”)
On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange (”TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

During the three months ended March 31, 2026, the Company repurchased 1,253,900 common shares (2025 - 2,465,926 common shares) for total consideration of $22.5 million (2025 - $14.9 million) at an average price of $17.92 (C$24.55) (2025 - $6.05) per share. The total consideration paid for the cancelled shares, including transaction costs, was treated as a reduction to common share capital.

Automatic Share Purchase Plan

On March 26, 2026, the Company initiated an automatic share purchase plan (“ASPP”) under its NCIB by authorizing its independent broker to repurchase a fixed total value of Centerra common shares up to $14.8 million (December 31, 2025 - $21.7 million) with a certain share price limit during the period ending May 1, 2026.

The Company recognized a financial liability associated with the total maximum amount that may be repurchased during that period by the broker, with an offsetting entry in share capital.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Earnings per share

Computation for basic and diluted earnings per share:

	Three months ended March 31,
	2026	2025
Net earnings	$79,431	$30,454
Dilutive impact related to the RSU plan(1)	—	(394)
Dilutive impact related to the PSU plan(2)	—	(1,349)
Diluted earnings	$79,431	$28,711

Basic weighted average common shares (in thousands)	199,607	209,329
Dilutive impact of stock options (in thousands)	1,045	16
Dilutive impact related to the RSU plan (in thousands)(1)	838	2,866
Dilutive impact related to the PSU plan (in thousands)(2)	—	1,513
Diluted weighted average common shares (in thousands)	201,490	213,724

Earnings per share:
Basic	$0.40	$0.15
Diluted	$0.39	$0.13
(1)Relates to the Company’s Restricted Share Unit (“RSU”) Plan.
(2)Relates to the Company’s Performance Share Unit (“PSU”) Plan.
For the three months ended March 31, 2026 and 2025, certain potentially anti-dilutive securities were excluded from the calculation of diluted earnings per share due to the exercise prices being greater than the average market price of the Company’s common shares for the respective periods.
Anti-dilutive securities excluded from the calculation are summarized below:

	Three months ended March 31,
	2026	2025
RSUs and PSUs excluded from earnings per share (in thousands)	2,791	—
ASPP impact excluded from earnings per share (in thousands)(1)	833	1,075
(1)ASPP has an anti-dilutive impact on earnings per share by reducing the number of shares outstanding from the calculation.
c.Dividends

On April 29, 2026, the Board approved a quarterly dividend of C$0.07 per share to shareholders of record on May 21, 2026.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

14. Supplemental cash flow disclosure
Changes in working capital

	Three months ended March 31,
	2026	2025
Increase (decrease) in amounts receivable	$2,683	$(37,208)
(Increase) decrease in inventories	(50,550)	9,171
Decrease in other current assets	2,078	1,217
Increase in accounts payable and accrued liabilities	3,967	5,938
Changes in working capital	$(41,822)	$(20,882)
15. Commitments and contingencies
Commitments
As of March 31, 2026, the Company had entered into contracts related to PP&E totaling $108.5 million (March 31, 2025 - $23.6 million).
Contingencies
On an ongoing basis, the Company is subject to various claims, tax audits and other legal disputes, the outcomes of which cannot be assessed with a high degree of certainty. The Company has been audited and reassessed by the British Columbia Ministry of Finance in respect of British Columbia mineral tax filings for the 2013 to 2021 taxation years. The Company believes the tax position it has taken is supportable and is disputing the reassessments. The Company does not expect the outcome of the reassessments to have a material effect on the Company’s financial statements.
Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.

The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previously written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company sought leave to appeal from the Supreme Court of Canada and is awaiting a decision. In the first quarter of 2026, the Company paid approximately $22.4 million to H.R.S. pursuant to the B.C. Court of Appeal decision, which was previously accrued as at December 31, 2025, and will make future royalty payments on that basis. If that appeal to the Supreme Court of Canada is successful, the Company may be entitled to recover some or all of the amounts paid to H.R.S. and revert to the previous royalty calculation.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

16. Financial instruments
The Company’s principal financial instruments include the Mount Milligan Mine’s financial asset related to the Additional Royal Gold Agreement, equity investments and derivative financial instruments. Financial instruments also comprise amounts receivable (including embedded derivatives) and accounts payable. The Company’s principal financial instruments not inclusive of amounts receivable and accounts payable are summarized in the table below:

	March 31, 2026	December 31, 2025
Other current financial assets
Current derivative instrument assets (note 16b)	$2,454	$2,566
Current equity investments (note 16d)	8,566	11,967
	11,020	14,533
Other non-current financial assets
Royal Gold financial asset (note 16a)	$74,800	113,300
Non-current derivative instrument assets (note 16b)	421	255
	75,221	113,555
Non-current equity investments (note 16d)	136,463	105,870
Total other financial assets	$222,704	$233,958

Other current financial liabilities
Current derivative instrument liabilities (note 16b)	$23,578	$16,346
	23,578	16,346
Other non-current financial liabilities
Non-current derivative instrument liabilities (note 16b)	122,555	82,093
	122,555	82,093
Total other financial liabilities	$146,133	$98,439
The table below provides a breakdown of the changes in the fair value of derivative financial instruments and equity investments recognized in other comprehensive loss (“OCI”) and the portion of the fair value changes reclassified to the statements of earnings:

	Three months ended March 31,
	2026	2025
Decrease (increase) in fair value of derivative instrument liabilities	$(40,960)	$1,269
Increase (decrease) in fair value of equity investments accounted through fair value through other comprehensive income	26,301	(670)
Reclassified to net earnings	(2,069)	(3,279)
Decrease in fair value of financial instruments and equity investments included in OCI(1)	$(16,728)	$(2,680)
(1)Includes tax recovery of $(1.4) million for the three months ended March 31, 2026 (March 31, 2025 - $0.6 million tax expense).

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

a.Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement

The Mount Milligan Mine is subject to an arrangement with Royal Gold which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per pound of copper delivered. The Company accounts for the Additional Royal Gold Agreement as a financial asset and the fair value of the financial asset is re-measured at each reporting date with changes in fair value recorded as a gain or loss in other operating expenses.
In 2024, the Company and its subsidiary, TCM, entered into an Additional Royal Gold Agreement relating to the Mount Milligan Mine to increase cash payments for the Mount Milligan Mine’s gold ounces and copper pounds delivered to Royal Gold dependent on specific delivery milestones. On September 11, 2025, the Company issued the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming an extension of the life of mine. The fair value of the financial asset was re-measured at that time to incorporate the extension to the life of mine.

The following is a summary of the changes in the financial asset included in other assets in the Company’s consolidated statements of financial position:

Balance, January 1, 2025	$67,200
Settlement of deferred gold consideration(1)	43,101
Fair value adjustments	2,999
Balance, December 31, 2025	$113,300
Fair value adjustments	$(38,500)
Balance, March 31, 2026	$74,800
(1)Represents the value of the delivery of the first deferred gold consideration, settled in gold ounces.
The Company has also indemnified Royal Gold and its affiliates for up to $25 million of specified incremental taxes that may be assessed as a result of the Additional Royal Gold Agreement for a period of seven years. The Company considers the value associated with the indemnification to be nominal in its valuation of the financial asset based on remote probability of the cash outflow. The Company will continue to re-evaluate this assessment each period.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

The key assumptions used in the measurement of the financial asset are summarized in the table below:

	March 31, 2026	December 31, 2025
Gold price per oz - short-term (1)	$3,825 - $4,713	$3,000 - $4,000
Gold price per oz - long-term	$3,600	$3,000
Copper price per lb - long term	$4.76	$4.50
Timing of delivery of deferred gold consideration (range of years)	2026 to 2034	2026 to 2034
Gold price volatility used in the Monte Carlo simulation	18.8%	18.5%
Discount rate	6.38% - 7.88%	6.25% - 7.63%
(1) Short-term represents the years 2026-2029 as at March 31, 2026 (2026-2029 as at December 31, 2025).
The fair value of the financial asset is most sensitive to the key assumptions summarized below:

	Hypothetical Change	Impact on Value
Gold price per oz	+/-$250/oz	+/- $5,264
Copper price per lb	+/-$0.50/lb	+/- $19,501
Discount rate	+/-1%	+/- $15,335

Key assumptions

The determination of the fair value of the financial asset was performed utilizing Level 3 inputs of the fair value hierarchy, and including the following key assumptions:

•Future commodity price estimates were determined using forecasts of future prices prepared by industry analysts, which were available as at or close to the valuation date and applying the Monte Carlo method to determine the applicable price for the additional cash payments for gold;
•Discount rate was based on the Company’s estimated weighted-average cost of capital, of which the two main components are the cost of equity and the after-tax cost of debt. Included in the weighted-average cost of capital is the incremental premium reflecting risk associated with permitting and construction of the second tailings storage facility;
•Timing of deferred gold consideration was determined based on the Company’s best estimate of the timing to receive the gold ounces in relation to the sale of Centerra’s 50% interest in the Greenstone Partnership;
•Gold price volatility used in the Monte Carlo simulation was determined by applying statistical methods to daily historical gold prices over the period equal to the life of Mount Milligan Mine; and
•Estimated future production profile, including production levels and operating and capital costs of the Mount Milligan Mine were determined with reference to the life of mine plan. The life of mine plan was updated in the third quarter of 2025 when the Company issued the MTM PFS. The production levels used were consistent with the volume of reserves developed as part of the Company’s process for the estimation of mineral reserves and resources.

Future commodity prices and discount rate were assumptions applicable to all components of the measurement of the financial asset while production levels were a key assumption in the valuation of threshold payments and free cash flows interest payments components of the financial asset. Gold price volatility was an assumption used specifically in the Monte Carlo method applied in the valuation of additional cash payments for gold.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

b.Derivative financial instruments
The Company uses derivative financial instruments as part of its risk management program to mitigate exposures to various market risks including commodity prices, foreign exchange rates and diesel fuel prices. The Company’s derivative counterparties are syndicate members of the Company’s corporate credit facility. The Company monitors its derivative position exposures on an ongoing basis.

	March 31, 2026	December 31, 2025
Derivative instrument assets
Current
Foreign exchange contracts	$119	$1,752
Fuel contracts	2,183	—
Royal Gold deliverables(1)	152	814
	2,454	2,566
Non-current
Foreign exchange contracts	—	250
Fuel contracts	421	5
	421	255
Total derivative instrument assets	$2,875	$2,821

Derivative instrument liabilities
Current
Foreign exchange contracts	$2,974	$259
Fuel contracts	855	1,370
Royal Gold deliverables(1)	3,575	56
Gold contracts	16,174	14,661
	23,578	16,346
Non-current
Foreign exchange contracts	669	111
Fuel contracts	367	504
Gold contracts(2)	121,519	81,478
	122,555	82,093
Total derivative instrument liabilities	$146,133	$98,439
(1)Relates to Royal Gold deliverables, which are gold and copper forward contracts for gold ounces and copper pounds, respectively, payable to Royal Gold.
(2)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Hedge derivatives

The derivative instruments outstanding as at March 31, 2026 that are accounted for as cash flow hedges are summarized below:

		Average Strike Price				Total Position(2)
Instrument	Unit	2026	2027	2028+	Type
Diesel Contracts
ULSD zero-cost collars(1)	Litres	$0.59/$0.67	$0.50/$0.57	$—	Fixed	4,054,500
ULSD swap contracts(1)	Litres	$0.62	$0.58	$—	Fixed	29,652,261
Foreign exchange contracts
US$/C$ zero-cost collars	CAD	$1.34/$1.39	$—	$—	Fixed	60,000,000
US$/C$ forward contracts	CAD	$1.37	$1.36	$—	Fixed	433,250,000
Gold Hedge Contracts
Öksüt Mine zero-cost collars	Ounces	$2,400/$3,696	—	—	Fixed	15,384
Goldfield Project zero-cost collars(3)	Ounces	—	—	$3,200/$4,575	Fixed	117,000
(1)Ultra-low sulfur diesel (“ULSD”).
(2)Total amounts expressed in the units identified.
(3)Hedges associated with the Goldfield Project with floors at $3,200 for 2029 and 2030, with ceilings at an average of $4,438 and $4,705, respectively.
Fuel contracts
The Company applies hedge accounting to derivative instruments it enters into to hedge a portion of its estimated future diesel fuel purchases at its Mount Milligan Mine operations and estimated future diesel fuel purchases at the Thompson Creek Mine, to manage the risk associated with changes in diesel fuel prices on the cost of operations. The fuel hedge contracts are expected to settle over time by the end of 2027.
Foreign exchange contracts
The Company applies hedge accounting to the foreign exchange contracts it enters into to hedge a portion of its future Canadian dollar denominated expenditures. The foreign exchange contracts are expected to settle over time by the end of 2027.
Gold contracts
In 2024, the Company entered into zero-cost collar contracts related to the Oksut Mine for 40,000 ounces in 2025 and 20,000 ounces in 2026. The derivatives expire evenly through each year.
In conjunction with the decision to proceed with the Goldfield Project on August 6, 2025, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030 to protect project economics and support predictable cash flow during the ramp-up period. These contracts are expected to settle over time by the end of 2030.
The Company applies hedge accounting to gold contracts it enters to hedge a portion of the expected gold ounces sold to manage the risk associated with changes to the London Bullion Market Association (“LBMA”) gold price in the case. The option collar contracts utilize a price floor, allowing for significant

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

participation in upward price movements. These hedges result in cash inflows or outflows only when the underlying LBMA gold price is below the collar floor, or above the collar ceiling, respectively, at the time of settlement.
Non-hedge derivatives
The non-hedge derivative instruments outstanding as at March 31, 2026, are expected to settle by the end of the first quarter of 2026, and are summarized as follows:

Instrument	Unit	Total Position(1)
Royal Gold deliverables
Gold forward contracts	Ounces	14,380
Copper forward contracts	Pounds	2,646,000
(1)Total amounts expressed in the units identified.
Royal Gold deliverables

For deliveries under the Mount Milligan Streaming Agreement, the Company delivers physical gold and copper warrants to Royal Gold based on a percentage of the gold ounces and copper pounds included in each final sale of concentrate to third party customers, including off-takers and traders (collectively, “MTM Customers”), within two days of receiving or making a final payment. If a final payment from the MTM Customers is not received or paid within five months of the bill of lading date, then the Company will deliver an estimated amount of gold ounces and copper warrants, based on the quantities from the provisional invoice, for an estimated 90% of the material they are due to pay, based on the provisional invoice quantities.

The Company receives payment from the MTM Customers in cash, thus requiring the purchase of physical gold and copper warrants in order to satisfy the obligation to pay Royal Gold. In order to hedge its gold and copper price risk, which arises from timing differences, when physical purchase and concentrate sales pricing periods do not match, the Company has entered into certain forward gold and copper purchase and sales contracts, pursuant to which it purchases gold and copper at an average price during a quotation period, and sells gold and copper at a spot price. These contracts are treated as derivatives and are not designated as hedging instruments. The Company records its forward commodity contracts at fair value using a market approach based on observable quoted market prices and specific contract terms.
c. Provisionally-priced contracts
Amounts receivable
Upon the shipment and sale of gold and copper concentrate to various off-takers, the Company typically receives a payment equal to an amount ranging from 90% to 95% of the contracted value of the contained metals, net of applicable treatment and refining charges, while the final settlement payment is not due for several months. The majority of molybdenum sales is not subject to provisional pricing; however, for a small number of shipments and sales of molybdenum products to customers, the Company receives a payment typically equal to an amount ranging from 90% to 100% of the contracted value of

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

contained metal, net of applicable deductions, while the remaining payment, if any, is not due for several months.
Under the terms of these sales contracts, prices are subject to final adjustment, at the end of a future period, after control passes to the customer, based on quoted market prices during a quotation period and specific contract terms outlined in the contract. At the end of each reporting period, provisionally-priced receivables are marked to market based on the forward market price for the quotational period stipulated in the contract, with changes in fair value recognized in gold, copper and molybdenum revenue.
The amount of trade receivables related to the sales of gold and copper concentrate and molybdenum products prior to mark-to-market adjustment, the mark-to-market adjustment made during the period, and the fair value of provisionally-priced receivables as at March 31, 2026 and December 31, 2025, are summarized as follows:

	March 31, 2026	December 31, 2025
Trade receivables prior to mark-to-market adjustment	$67,019	$50,407
Mark-to-market adjustment related to gold and copper concentrate sold	(9,065)	11,500
Mark-to-market adjustment related to molybdenum products sold	(36)	697
Provisionally-priced trade receivables	$57,918	$62,604
As at March 31, 2026 and December 31, 2025, the Company’s net receivable position consists of copper, gold, and molybdenum sales contracts awaiting final pricing and is summarized as follows:

		Sales awaiting final pricing		Fair value price ($/unit)
	Unit	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Copper	Pounds	16,114,601	11,478,789	5.58	5.64
Gold	Ounces	27,240	35,004	4,663	4,338
Molybdenum	Pounds	196,142	79,710	25.01	22.57

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Trade payables

Upon the purchase of molybdenum concentrate from various vendors, the Company typically pays an amount ranging from 95% to 100% of the contracted value of contained metal, net of applicable deductions while the final settlement payment is not due for several months. Under the terms of these concentrate purchase contracts, prices are subject to final adjustment at the end of a future period, after control passes to the Company based on quoted market prices during the quotation period specified in the contract. At the end of each reporting period, provisionally-priced purchases are recorded at fair value based on the forward market price for the quotation period stipulated in the contract, with changes in fair value recognized in inventory or production costs, as applicable.
Accounts payable related to the purchase of molybdenum concentrate prior to fair value adjustment, the fair value adjustments made during the period, and the fair value of provisionally-priced payables as at March 31, 2026 and December 31, 2025, are summarized as follows:

	March 31, 2026	December 31, 2025
Accounts payable prior to fair value adjustment	$36,862	$61,433
Fair value adjustment to molybdenum concentrate	7,908	224
Provisionally-priced accounts payable	$44,770	$61,657
As at March 31, 2026 and December 31, 2025, the Company’s net position of molybdenum purchase contracts awaiting final pricing can be summarized as follows:

		Purchases awaiting final pricing		Fair value price ($/unit)
	Unit	March 31, 2026	December 31, 2025	March 31, 2026	December 31, 2025
Molybdenum	Pounds	1,565,008	1,155,206	$24.05	$21.49
d. Equity Investments

	March 31, 2026	December 31, 2025
Current portion of equity investments	$8,566	$11,967
Non-current portion of equity investments (1)	136,463	105,870
Total equity investments	$145,029	$117,837
(1)Relates to the shares of publicly traded entities, measured at fair value through OCI, including the investment in Thesis Gold Inc. of $61.1 million and investment in Liberty Gold Corp. of $42.1 million as at March 31, 2026.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

e. Fair value measurement

Classification and the fair value measurement by the level of financial assets and liabilities in the consolidated statements of financial position were as follows:

March 31, 2026
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$74,800	$74,800
Provisionally-priced trade receivables	—	57,918	—	57,918
Equity investments	145,029	—	—	145,029
Derivative financial instruments	—	2,875	—	2,875
	$145,029	$60,793	$74,800	$280,622

Financial liabilities
Provisionally-priced accounts payable	$—	$44,770	$—	$44,770
Derivative financial instruments	—	146,133	—	146,133
	$—	$190,903	$—	$190,903

December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset related to the Additional Royal Gold Agreement	$—	$—	$113,300	$113,300
Provisionally-priced trade receivables	—	62,604	—	62,604
Equity investments	117,837	—	—	117,837
Derivative financial instruments	—	2,821	—	2,821
	$117,837	$65,425	$113,300	$296,562

Financial liabilities
Provisionally-priced accounts payable	$—	$61,657	$—	$61,657
Derivative financial instruments	—	98,439	—	98,439
	$—	$160,096	$—	$160,096
During the three months ended March 31, 2026, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into or out of Level 3 fair value measurements.
Valuation Techniques
Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement
The fair value of the Mount Milligan Mine financial asset related to the Additional Royal Gold Agreement utilizes a combination of a Monte Carlo simulation method and discounted cash flow method. The fair value measurement requires management to make estimates and assumptions with respect to the metal prices, expected production, operating and capital costs from the Mount Milligan Mine’s life of mine

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

projections, expected timing of delivery of deferred gold consideration, gold price volatility used in the Monte Carlo simulation, probability of tax indemnity payments and a discount rate. As such, this financial asset is classified within Level 3 of the fair value hierarchy.
Equity investments
Equity investments representing shares of publicly traded entities are recorded at fair value using quoted market prices (classified within Level 1 of the fair value hierarchy).
Provisionally-priced receivables
The fair value of receivables arising from copper, gold and molybdenum sales contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Provisionally-priced payables
The fair value of payables arising from molybdenum purchase contracts that contain provisional pricing mechanisms are determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these payables are classified within Level 2 of the fair value hierarchy.
Derivative financial instruments
The fair value of gold, copper, diesel and currency derivative financial instruments, classified within Level 2, are determined using derivative pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair value of the Company’s derivative contracts includes an adjustment for credit risk.
17. Segmented information
The Company bases its operating segments on the way information is reported and used by the Company's chief operating decision-maker (“CODM”). The results of operating segments are reviewed by the CODM in order to make decisions about resources to be allocated to the segments and to assess their respective performances.
During the first quarter of 2026, the Company revised its internal organizational structure as a result of changes and advancements within the business and to better reflect how the CODM evaluates performance and allocates resources. The Company identified the Goldfield Project as a separate standalone reportable segment to align with the CODM focus on the ongoing construction and development of the project. Additionally, the Company refined the US Moly segment to comprise of the Thompson Creek Mine and Langeloth Metallurgical Facility which are vertically integrated. The Endako mine is now being presented within Corporate and Other, aligned with the Company’s updated organizational structure.
The comparative segment information for prior period has been restated to reflect the revised reportable segments. The reclassification has no impact on the Company’s previously reported consolidated net earnings, total assets, or cash flows.

Centerra Gold Inc.
Notes to the Condensed Consolidated Interim Financial Statements (Unaudited)
March 31, 2026
(Expressed in thousands of United States dollars, except share and per share amounts, unless otherwise indicated)

Three months ended March 31, 2026
	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	$183,728	$195,888	$105,078	$—	$484,694	$—	$484,694
Cost of sales
Production costs	59,444	93,994	100,744	—	254,182	—	254,182
Depreciation, depletion and amortization	16,296	15,516	1,089	—	32,901	—	32,901
Earnings from mine operations	$107,988	$86,378	$3,245	$—	$197,611	$—	$197,611
Exploration and evaluation costs	230	970	—	4,516	5,716	6,980	12,696
Corporate administration costs	—	—	—	—	—	12,596	12,596
Share-based compensation expenses	—	—	—	—	—	11,664	11,664
Care and maintenance expenses	—	—	—	—	—	4,629	4,629
Reclamation recovery	—	—	—	—	—	(1,062)	(1,062)
Other operating expenses	90	41,105	6,927	—	48,122	186	48,308
Earnings (loss) from operations	$107,668	$44,303	$(3,682)	$(4,516)	$143,773		$108,780
Gain on sale of Greenstone Partnership						(16,114)	(16,114)
Other non-operating income						(12,440)	(12,440)
Finance costs						4,705	4,705
Earnings before income tax							$132,629
Income tax expense						53,198	53,198
Net earnings							$79,431
Additions to PP&E	$3,191	$33,051	$57,016	$6,626	$99,884	$1,761	$101,645

Three months ended March 31, 2025
	Öksüt	Mount Milligan	US Moly	Goldfield	Total Segments	Corporate and other	Total
Revenue	$69,629	$135,199	$94,671	$—	$299,499	$—	$299,499
Cost of sales
Production costs	27,014	77,770	94,094	—	198,878	—	198,878
Depreciation, depletion and amortization	7,466	15,484	1,134	—	24,084	—	24,084
Earnings (loss) from mine operations	$35,149	$41,945	$(557)	$—	$76,537	$—	$76,537
Exploration and evaluation costs	541	642	—	1,387	2,570	4,605	7,175
Corporate administration costs	—	—	—	—	—	9,481	9,481
Share-based compensation expenses	—	—	—	—	—	826	826
Care and maintenance expenses	—	—	—	—	—	6,029	6,029
Reclamation expense	—	—	—	—	—	4,805	4,805
Other operating expenses	144	4,593	584	—	5,321	—	5,321
Earnings (loss) from operations	$34,464	$36,710	$(1,141)	$(1,387)	$68,646		$42,900
Gain on sale of Greenstone Property						(6,630)	(6,630)
Other non-operating income						(9,618)	(9,618)
Finance costs						3,870	3,870
Earnings before income tax							$55,278
Income tax expense						24,824	24,824
Net earnings							$30,454
Additions to PP&E	$11,920	$23,666	$32,406	$31	$68,023	$37	$68,060